UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Director/PDMR Shareholding

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU AND UK MARKET ABUSE REGIME

March 19, 2024

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Huibert
Last Name(s)	Vigeveno
2. Reason for the notification
Position/status	Downstream, Renewables & Energy Solutions Director
Initial notification/amendments	Initial Notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s) section to be repeated for (i) each type of instrument, (ii) each type of transaction, (iii) each date, (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares with a nominal value of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Disposal of shares
Currency	EUR
Price	€30.177501
Volume	45,373
Total	€1,369,243.743
Aggregated information: For full breakdown see table at the end of this notification.

Date of Transaction	March 15, 2024
Place of Transaction	Euronext Amsterdam

Full breakdown of transaction

Total Quantity	Price (€)	Total for trade (€)
1,317	30.1675	39730.5975
744	30.165	22442.76
15,000	30.1675	452512.5
620	30.17	18705.4
74	30.175	2232.95
656	30.17	19791.52
506	30.175	15268.55
818	30.175	24683.15
506	30.175	15268.55
664	30.175	20036.2
98	30.175	2956.17
666	30.165	20089.89
1,258	30.1675	37950.715
534	30.155	16102.77
787	30.165	23739.855
116	30.165	3499.14
541	30.1625	16317.9125
51	30.17	1538.67
553	30.17	16684.01
142	30.175	4284.85
33	30.175	995.775
224	30.175	6759.2
112	30.175	3379.6
201	30.175	6065.175
974	30.175	29390.45
533	30.18	16085.94
32	30.18	965.76
78	30.18	2354.04
205	30.18	6186.9
75	30.185	2263.875
76	30.185	2294.06
1,133	30.1825	34196.7725
1,126	30.1825	33985.495
73	30.19	2203.87
520	30.185	15696.2
508	30.185	15333.98
72	30.19	2173.68
100	30.19	3019
420	30.19	12679.8
320	30.195	9662.4
89	30.195	2687.355
72	30.195	2174.04
2	30.195	60.39
62	30.195	1872.09
80	30.195	2415.6
62	30.195	1872.09
707	30.20	21351.4
24	30.20	724.8
78	30.20	2355.6
534	30.20	16126.8
580	30.20	17516
977	30.195	29500.515
143	30.195	4317.885
122	30.19	3683.18
1,000	30.19	30190
61	30.19	1841.59
75	30.19	2264.25
859	30.19	25933.21
125	30.19	3773.75
667	30.19	20136.73
98	30.19	2958.62
81	30.195	2445.795
479	30.195	14463.405
965	30.195	29138.175
697	30.195	21045.915
75	30.195	2264.625
66	30.195	1992.87
287	30.185	8663.095
318	30.185	9598.83
62	30.185	1871.47
27	30.185	814.995
83	30.19	2505.77
566	30.19	17087.54
570	30.19	17208.3
99	30.195	2989.305
308	30.195	9300.06
367	30.195	11081.565
98	30.20	2959.6
660	30.20	19932
425	30.20	12835
69	30.20	2083.8
43	30.20	1298.6
58	30.20	1751.6
87	30.20	2627.4

Anthony Clarke
Deputy Company Secretary

ENQUIRIES

Shell Media Relations
International, UK, European Press: +44 20 7934 5550

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Additional regulated information required to be disclosed under the laws of a Member State

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc, Shell Finance US Inc. and Shell International Finance B.V. (Registration Numbers 333-276068, 333-276068-01 and 333-276068-02); and

(b)	the Registration Statements on Form S-8 of Shell plc (Registration Numbers 333-262396 and 333-272192).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: March 19, 2024	/s/ Anthony Clarke
Anthony Clarke
Deputy Company Secretary